UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No 1)*

ADUROMED INDUSTRIES, INC. (formerly known as General Devices, Inc.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00739T104
(CUSIP Number)

John Shin, Esq. Silverman Sclar Shin & Byrne PLLC 381 Park Avenue South New York, NY 10016 (212) 779-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2008
(Date of Event Which Requires Filing of this Statement)
(Title of Class of Securities)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739T104

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JACK SILVER
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,652,242 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 143,652,242 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,652,242 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 00739T104

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SHERLEIGH ASSOCIATES INC. DEFINED BENEFIT PENSION PLAN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,652,242 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 143,652,242 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,652,242 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 00739T104

(1) As described in Items 4 and 5 below, the Reporting Persons may be deemed to be part of a group with the other parties to the Master Restructuring Agreement (as defined below) pursuant to the terms thereof. The Reporting Persons do not affirm to be part of a group and expressly disclaim beneficial ownership of the shares of Common Stock (as defined herein) beneficially owned by such other parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Persons above.

CUSIP No. 00739T104

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Aduromed Industries, Inc. (formerly known as General Devices, Inc.), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3 Trowbridge Drive, Bethel, Connecticut 06801.

Item 2. Identity and Background

This Amendment No. 1 to Schedule 13D is filed on behalf of Jack Silver, the trustee of Sherleigh Associates Inc. Defined Benefit Pension Plan ("Sherleigh"), a trust, which is the holder of the securities reported herein, and on behalf of Sherleigh. Mr. Silver is the principal investor and manager of SIAR Capital, LLC, an independent investment fund whose address is 660 Madison Avenue, New York, NY 10021. The address of Sherleigh is c/o SIAR Capital, LLC, 660 Madison Avenue, New York, NY 10021. Mr. Silver is a citizen of the United States.

During the past five years, neither Mr. Silver nor Sherleigh has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Mr. Silver nor Sherleigh has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On January 24, 2006, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2006, by and among Aduromed Corporation, a Delaware corporation (“Aduromed”), the Issuer and GD Merger Sub, Inc., a Delaware corporation, and GD Merger Sub II, a Delaware corporation (“MergerSub”): (i) each share of outstanding Series A Preferred Stock of Aduromed, par value $0.01 per share, beneficially owned by the Reporting Persons was converted into 1.795 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"); and (ii) each warrant to purchase shares of Aduromed’s common stock, par value $0.01 per share (the "Aduromed Warrants") beneficially owned by the Reporting Persons was converted into warrants to purchase such number of shares of the Issuer’s common stock, par value $0.0001 per share (the "Common Stock") equal to (A) 1.795, multiplied by (B) the number of shares of common stock of Aduromed issuable upon exercise of such Aduromed Warrant.

On January 24, 2006, at the effective time (the "Effective Time") of the merger of MergerSub with and into Aduromed (the "Merger"), the Reporting Persons became beneficial owners of 2,237,037 shares of Series A Preferred Stock (the "First Step Preferred Stock") and warrants to purchase 2,237,036.70 shares of Common Stock (the "First Step Warrants"). On January 24, 2006, pursuant to an Amended and Restated Securities Purchase Agreement, dated as of January 23, 2006 (the "Purchase Agreement"), by and among Aduromed, the Issuer, Sherleigh, and Pequot Scout Fund, L.P., Pequot Mariner Master Fund, L.P., Pequot Navigator Offshore Fund, Inc., Pequot Diversified Master Fund, Ltd. And Premium Series PCC Limited Cell (collectively, "Pequot"), the Issuer issued and sold to Sherleigh 5,635,771 shares (the "Second Step Preferred Stock") of the Issuer’s Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Preferred Stock") and warrants to purchase 5,635,771 shares of Common Stock (the "Second Step Warrants," and together with the First Step Warrants, the "Existing Warrants") for aggregate cash consideration of approximately $1,789,632.02. The funds for the purchase of such securities were obtained from cash held by Sherleigh.

Effective as of July 10, 2008, Sherleigh entered into the Master Restructuring Agreement with the Issuer, Aduromed, Pequot, Heller Capital Investments (“Heller”), and certain other parties named therein. Pursuant to the Master Restructuring Agreement, Sherleigh agreed to acquire 28,000,000 shares of Common Stock (the “MRA Common Stock” and warrants to acquire 28,000,000 shares of Common Stock (the “MRA Warrants”), for an aggregate purchase price of $700,000. The MRA Warrants are exercisable for a period of five years and have an exercise price of $0.025 per share. On July 11, 2008, Sherleigh purchased 3,920,000 shares of MRA Common Stock and MRA Warrants to acquire 3,920,000 shares of Common Stock, for an aggregate purchase price of $98,000. Then on August 4, 2008 (the “Effective Date”), Sherleigh purchased 24,080,000 shares of MRA Common Stock and MRA Warrants to acquire 24,080,000 shares of Common Stock. The funds for the purchase of such securities were obtained from cash held by Sherleigh.

CUSIP No. 00739T104

In addition, pursuant to the Master Restructuring Agreement, as of the Effective Date: (a) 2,237,037 shares of Series A Preferred Stock and 5,635,711 shares of Series B Preferred Stock held by Sherleigh were automatically converted into 20,000,081 shares of Common Stock; (b) the Existing Warrants were amended to grant Sherleigh the right to acquire 20,000,081 shares of Common Stock at an exercise price of $0.025 per share which warrants are exercisable for a period of five years; (c) $383,576 of accrued dividends on the Preferred Stock held by Sherleigh were automatically converted into 15,343,040 shares of Common Stock and warrants to acquire 15,343,040 shares of Common Stock at an exercise price of $0.025 per share which warrants are exercisable for a period of five years; (d) liquidated damages in the amount of $215,000 under the Registration Rights Agreement (as defined below) were converted into 8,600,000 shares of Common Stock and warrants to acquire 8,600,000 shares of Common Stock at an exercise price of $0.025 per share which warrants are exercisable for a period of five years; and (e) the Amended and Restated Stockholders Agreement, dated as of January 23, 2006, among the Issuer, Aduromed, Sherleigh and Pequot was terminated. The warrants issued pursuant to the Master Restructuring Agreement (including, without limitation the amended Existing Warrants) are referred to herein as the “New Warrants”.

The descriptions of the Merger Agreement, the Purchase Agreement, the Master Restructuring Agreement and the form of the New Warrants contained in this Item 3 are qualified in their entirety by reference to the Merger Agreement, the Purchase Agreement and the Master Restructuring Agreement, which are incorporated herein by reference as Exhibits 1, 2, 4 and 5, respectively.

Item 4. Purpose of Transaction

The Reporting Persons consider the shares of Common Stock beneficially owned by them as an investment made in the ordinary course of Sherleigh's business. The Reporting Persons intend to review on a continuing basis Sherleigh’s investment in the Issuer, including the Issuer's business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, may acquire additional warrants, Common Stock or other securities of the Issuer, or dispose of warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Registration Rights

In connection with the transactions contemplated by the Merger Agreement and the Purchase Agreement, the Issuer, Aduromed, Sherleigh and Pequot entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, within 60 days after consummation of the Merger, the Issuer agreed to file a registration statement (the "Required Registration Statement") registering (for the resale from time to time) the Common Stock underlying the Series A Preferred Stock and Series B Preferred Stock held by Sherleigh and Pequot, the warrants to purchase Common Stock held by Sherleigh and Pequot, the Common Stock underlying the such warrants, and any other shares of Common Stock or other equity securities of the Issuer or a successor or assign of the Issuer issued or issuable directly or indirectly with respect to such securities by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (collectively, the "Registrable Securities"). The Issuer is required to keep the Required Registration Statement effective until the earlier of: (i) the date that all the Registrable Securities covered by the Required Registration Statement have been sold; (ii) the date on which all of the Registrable Securities may be sold without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended, or any similar rule or regulation; and (iii) the fifth anniversary of the effective date of the Required Registration Statement. If the Issuer is eligible to use Form S-3 under the Securities Act, Sherleigh or Pequot (or its permitted transferee) may request in writing that the Issuer effect a registration on Form S-3 if the Registrable Securities to be included in such S-3 registration statement are proposed to be sold for an aggregate price to the public of not less that $500,000. The Issuer agreed to file and effect such registration as soon as practicable after receipt of such written request. Until the earlier of: (i) the fifth anniversary of the date of the Registration Rights Agreement; and (ii) the date on which each of Sherleigh and Pequot has sold all of their respective Registrable Securities pursuant to the Required Registration Statement, the Registration Rights Agreement also provides the Stockholder Parties with piggyback registration rights with respect to certain offerings of the Issuer's securities. Sherleigh and Pequot also agreed to certain restrictions on public sales or distributions or other open market offers and sales in connection with certain public offerings of securities by the Issuer.

CUSIP No. 00739T104

Pursuant to the Master Restructuring Agreement, the Issuer agreed to take any and all necessary or appropriate actions to register, and to keep in effect any registration statements covering, the shares of Common Stock issued or issuable (including shares issuable upon exercise of warrants) to Sherleigh pursuant to the Master Restructuring Agreement. In addition, each New Warrant provides that in the event the Issuer determines to prepare and file a registration statement any of its equity securities (other than on a form S-4 or Form S-8 relating to equity securities issuable in connection with any acquisition of any entity or business or equity securities issuable in connection with a stock option or other employee benefit plan), Sherleigh has the right to require the Issuer to include in such registration statements all or any part of the shares of Common Stock underlying such New Wrrant.

Board of Directors

Pursuant to the Master Restructuring Agreement, Sherleigh has the right to appoint two person to the Board of Directors of the Issuer. As of the date hereof, Sherleigh has not exercised such right granted under the Master Restructuring Agreement.

Copies of the Merger Agreement, the Purchase Agreement, the Registration Rights Agreement, the Master Restructuring Agreement and the form of the New Warrants are incorporated herein by reference as Exhibits 1, 2, 3, 4 and 5, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Item 5. Interests in Securities of the Issuer

(a)    The Reporting Persons beneficially own 143,652,242 shares of Common Stock, representing approximately 27.2% of shares of Common Stock outstanding as of August 11, 2008 (as provided by the Issuer to the Reporting Persons), consisting (i) 71,709,121 shares of Common Stock and (ii) 71,943,121 shares of Common Stock issuable upon exercise of New Warrants.

In addition, by virtue of the Master Restructuring Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes, the parties to the Master Restructuring Agreement. While the Reporting Persons do not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of Common Stock beneficially owned by any of the other parties to the Master Restructuring Agreement and do not affirm that any such “group” exists.

(b)    The Reporting Persons have the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c)    Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days, other than (i) on August 4, 2008, Sherleigh sold 140,000 shares of Common Stock at a price of $0.1657 per share and (ii) on August 5, 2008, Sherleigh sold 94,000 shares of Common Stock at a price of $0.1691 per share.

(d)    Not applicable.

(e)    Not applicable.

CUSIP No. 00739T104

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Merger Agreement, the Purchase Agreement, the Registration Rights Agreement, the Master Restructuring Agreement and the New Warrants issued are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K/A, dated January 30, 2006 (filed January 31, 2006)).

Exhibit 2
Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Funds and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K/A, dated January 30, 2006 (filed January 31, 2006)).

Exhibit 3
Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer, Sherleigh and Pequot (incorporated by reference to Exhibit 99.4 to the Issuer's Form 8-K/A, dated January 30, 2006 (filed January 31, 2006)).

Exhibit 4
Master Restructuring Agreement, dated as of July 10, 2008, among the Issuer, Aduromed, Pequot, Heller, and certain other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, dated July 10, 2008 (filed July 14, 2008)).

Exhibit 5	Form of New Warrants (incorporated by reference to Exhibit 4.04 to the Issuer’s Form 8-K, dated August 4, 2008 (filed August 8, 2008)).

CUSIP No. 00739T104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August [ ], 2008
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

Sherleigh Associates Inc. Defined
Benefit Pension Plan

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Trustee